December 27, 2005


William J. Lyons
Chief Financial Officer
Consol Energy Inc.
1800 Washington Road
Pittsburgh, Pennsylvania 15241

	Re:	Consol Energy Inc.
		Form 10-K for Fiscal Year Ended December 31, 2004
		Filed February 28, 2005
Form 10-Q for Fiscal Quarters Ended March 31, 2005, June 30, 2005, and September 30, 2005
Filed May 2, 2005, August 3, 2005 and November 7, 2005
		File No. 1-14901

Dear Mr. William J. Lyons:

      We have reviewed your filings and have the following comments.
We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

		Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.








Form 10-K for the Fiscal Year Ended December 31, 2004

Financial Statements

Statements of Cash Flows, page 87

1. Please remove the subtotal included in your operating cash flows, as this measure is not contemplated by SFAS 95.

2. We note in fiscal year 2004 the gain recognized exceeds the proceeds received from the sale of assets. Based on note 24 it is unclear what non-cash consideration was exchanged in computing the gain. Please expand your disclosure to clarify the non-cash portion of your asset sale transactions.

Note 1 - Significant Accounting Policies, page 90

3. Please expand your disclosure to indicate how you evaluate and assess your equity investees for impairment.

Property, Plant and Equipment, page 91

4. We note you have defined development costs, as costs to attain production. Please expand your disclosure to clarify the nature of these costs and whether post production stripping costs are included in development costs. To the extent, if any, post production stripping costs are included in development costs please quantify those costs and demonstrate why it is appropriate to capitalize these costs. Please provide references to the authoritative literature supporting your conclusion. If they are not capitalized as a development cost, please clarify your accounting policy.

5. We note your capitalization policy indicates that development costs are capitalized when the majority of production comes from development activities versus normal operating activities. Please expand your disclosure to describe and define development activities and normal operating activities. Compare and contrast development activities with normal operating activities and provide a clear description of what criteria you use to identify the point of transition from development stage to production stage. We may have further comment.

6. We note that you use the units of production method to amortize mine development costs. Expand your disclosure to clarify when a unit is considered to be produced to trigger recording depreciation, depletion and amortization expense.

7. We note that you amortize development costs over the estimated proven and probable reserves. Please address the following:

* Expand your disclosure to clarify whether the proven and probable reserves used to amortize development costs are total mine reserves or reserves pooled within the immediate and relevant vicinity of the development costs benefiting the extraction of those reserve pools.

* In the event you amortize development costs based on allocated reserve pools, expand your disclosure to describe your method for allocating reserves to development cost pools.

* In the event you amortize development costs based on total mine reserves, please demonstrate how all your development costs equally benefit the removal of all reserves, if that is your view.

8. We note your disclosure indicating amortization rates are revised whenever there is an indication of the need for revision, but at least one a year. Please expand your disclosure to indicate what indicators cause you to revise your estimates. Please clarify whether you believe disclosures required by paragraph 33 of APB 20 would or would not apply.

Workers` Compensation, page 93

9. We note that your change in method of accounting for workers` compensation in fiscal year 2004 from an undiscounted method to a discounted method. Your disclosures indicate that change was justified because the application of a discount rate is used in recognition of your other long-term employee benefit obligations, and this method is more comparable to methods used by other industry peers. Please tell us and expand your disclosure to indicate, if true, that the new method represents an improved method of measuring business operations and explain why you hold that view.

Royalty Recognition, page 94

10. Please clarify whether you receive advance royalty payments and describe how the associated revenue is recognized. Compare and contrast the terms under your royalty/lease agreements, if any, associated with advance royalties received with revenue recognition principles provided under SAB Topic 13.A.



Note 13 Property, Plant and Equipment, page 106

11. We note your disclosure indicating that you accelerated depreciation and amortization related to several mines that had been on long-term idle status in fiscal year 2004. Regarding these mines, please provide us with a schedule summarizing by mine, for all periods presented, the capitalized costs and year(s) the mines were idle. Confirm to us the existence of plans related to these mines previous to fiscal year 2004 and up to the date you determined acceleration of depreciation. Additionally, please submit to us your impairment analysis for each mine to which you are referring and compare and contrast, for each mine, the changes in facts and circumstances from previous periods in which the mines were idle which provided the basis for management`s conclusion to accelerate amortization and depreciation in 2004 rather than an earlier period.

Note 28, Commitments and Contingent Liabilities, page 124

12. Where appropriate please modify your disclosure to include assessments of the likelihood of loss and obligations that are consistent with the terms used in paragraph 3 of SFAS 5.

Note 32, Supplemental Gas Data, page 140

13. We were unable to locate your disclosure of costs incurred required by paragraphs 21 to 23 of SFAS 69. Accordingly please expand your disclosures or tell us why you do believe this literature would not apply.


Closing Comments

       As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

   In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Jonathan Duersch at (202) 551-3719 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3683 with any other questions.



								Sincerely,



								Jill S. Davis
								Branch Chief
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William J. Lyons
Chief Financial Officer
December 27, 2005
page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

   DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010